FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Designation of EU home member state for EU securities regulation purposes

4 March 2021 15:00 GMT

Designation of EU home member state for EU securities regulation purposes

Following the exit of the United Kingdom from the European Union, AstraZeneca PLC (AstraZeneca) announces that it has selected Sweden as its home member state for EU securities regulation purposes pursuant to the Swedish Securities Market Act (Sw. lagen (2007.528) om värdepappersmarknaden).

AstraZeneca will file certain regulatory information with the Swedish Financial Supervisory Authority in accordance with applicable EU and Swedish law. These filings will be in addition to AstraZeneca's continuing disclosure obligations under applicable UK law, including the UK Disclosure Guidance and Transparency Rules. AstraZeneca's status as a UK PLC and the location of its headquarters in the United Kingdom remain unchanged.

AstraZeneca's selection of Sweden as its home member state for EU securities regulation purposes also means that certain continuing notification obligations pursuant to Swedish law will apply to dealings or interests in AstraZeneca securities in addition to the existing obligations under the UK Disclosure Guidance and Transparency Rules. These include notifications as soon as holdings of financial instruments or short positions reach, exceed or go below certain thresholds. AstraZeneca recommends its shareholders to inform themselves about the notification obligations under Swedish law and to consult with their legal advisers in case of any questions.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Additional information
This information is information that AstraZeneca PLC is obliged to make public pursuant to the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact persons set out above, at 15:00 on 4 March 2021.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 March 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary